SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements

Filed Pursuant to § 240.13d-1 (a) and Amendments Thereto

Filed Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No.         )*

EDGAR Online, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

279765101

(CUSIP Number)

Bain Capital Venture Integral Investors, LLC

111 Huntington Avenue

Boston, MA 02199

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

1/28/2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Rule 13d-101

CUSIP No. 279765101	13D	Page 2 of 5

1.	Name of Reporting Persons Bain Capital Venture Integral Investors, LLC EIN No.: 20-3918512
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship of Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 120,000 Shares of Series B Convertible Preferred Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 120,000 Shares of Series B Convertible Preferred Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,000 Shares of Series B Convertible Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person CO

Item 1.	Security and Issuer

This Schedule 13D relates to Series B Convertible Preferred Stock, par value 0.01 per share (“Series B Preferred Stock”) of EDGAR Online, Inc., a Delaware corporation, (the “Issuer”). The address of the Issuer’s principal executive offices is 50 Washington Street, Norwalk, Connecticut 06854.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Bain Capital Venture Integral Investors, LLC a Delaware limited liability company, (“BCVII”). Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”) is the administrative member of BCVII. Mr. Michael A. Krupka is the sole managing member of BCVI.

(b) The principal business address of the BCVII is 111 Huntington Avenue, Boston, Massachusetts 02199.

(c) BCVII is principally engaged in the business of the investment in securities.

(d) None of the BCVII or BCVI has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the BCVII or BCVI has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BCVII and BCVI were organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchase of the 120,000 Shares of Series B Preferred Stock was the working capital of BCVII.

The consideration for the purchase of the Series B Preferred Stock (as described under Item 4 below) by BCVII was $12,000,000 (less fees and expenses).

BCVII did not borrow any funds to effectuate the transaction whereby the BCVII received securities which are the subject of this filing on Schedule 13D. BCVII used its own working capital to make the purchase described herein.

Item 4.	Purpose of Transaction

On, January 28, 2010, BCVII agreed to the 120,000 Shares of Series B Preferred Stock from the Issuer for the consideration described in Item 3 above and on the terms and condition set forth in (a) the Series B Preferred Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”), dated January 28, 2010 by and between BCVII (the “Purchaser”) and the Issuer, (b) an Investor Rights Agreement, dated January 28, 2010, by and among the Issuer and the Purchaser (the “Investor Rights Agreement”), and (c) the Certificate of Designation of Series B Preferred Stock of the Issuer (the “Certificate of Designation”). The Preferred Stock Purchase Agreement, Investor Rights Agreement and

the Certificate of Designation are attached hereto as Exhibit A, B and C, respectively, and the information set forth in response to this Item 4 is qualified in its entirety by reference to the Preferred Stock Purchase Agreement, the Investor Rights Agreement and the Certificate of Designation (collectively, the “Transaction Documents”), each of which is incorporated by reference herein.

The purchase price per share of Series B Preferred Stock of the Issuer is $100. Dividends accrue daily and are compound annually on the Series B Preferred Stock purchase price at a rate 11.44037% per year through the fifth anniversary of the issuance of the Series B Preferred Stock. Each share of Series B Preferred Stock is convertible into a number of shares of Common Stock of the Issuer ("Common Stock") determined by dividing the sum of the purchase price per share plus all accrued and unpaid dividends by $1.10, subject to adjustments. However, the shares of Series B Preferred Stock shall not be convertible to the extent that such conversion would result in the Purchaser and its affiliates owning in excess of 19.9% of the shares of the Issuer’s voting power. The holders of Series B Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such holder’s Series B Preferred Stock are convertible, subject to the same limitations on conversion as set forth in the preceding sentence.

Item 5.	Interest in Securities of the Issuer

(a) –	(c) The information contained on the cover pages to this Schedule 13D is hereby incorporated herein by reference. The following disclosure assumes that there are 120,000 shares of Series B Preferred Stock issued and outstanding, which the Issuer represented in the Preferred Stock Purchase Agreement.

As of the Closing Date and taking into account the transaction described in Item 4, BCVII beneficially owns and has sole power to vote and sole power of disposition over 120,000 shares of Series B Preferred Stock of the Issuer representing 100% of the shares of Series B Preferred Stock outstanding.

Michael A. Krupka is joining this Schedule 13D as the sole managing member of BCVI the administrative member of BCVII and may be deemed, by virtue of the relationships described in Item 2(a), to have beneficial ownership of the shares of Series B Preferred Stock of the Issuer held by BCVII, Mr. Krupka disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(d)	Except as otherwise described in Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference. None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed in Items 4 and 5 above, for the agreements referenced in Item 4, or filed as Exhibits A, B and C hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Preferred Stock Purchase Agreement
Exhibit B	Investor Rights Agreement
Exhibit C	Certificate of Designation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2010

Bain Capital Venture Integral Investors, LLC By: Bain Capital Venture Investors, LLC, its Administrative Member

By:	/s/ Michael Krupka
Name: Michael Krupka
Title: Managing Director